Exhibit 99.1
Nomad Foods Reports Third Quarter 2023 Financial Results

Revenue growth of +0.5% with Adjusted EPS of €0.43

Raise Full Year Adjusted EPS Guidance to €1.57 - €1.60

Announces a New Share Repurchase Authorization of up to $500 million

Announces intention to launch quarterly dividend in early 2024
FELTHAM, England - November 9, 2023 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2023. Key operating highlights and financial performance for the third quarter 2023, when compared to the third quarter 2022, include:

•Reported revenue increased 0.5% to €764 million
•Organic revenue growth of 1.6%
•Reported Profit for the period of €78 million
•Adjusted EBITDA of €140 million
•Adjusted EPS of €0.43
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “In the third quarter, we maintained our organic sales momentum from the first half of the year. Additionally, during September we kicked off our stepped-up A&P investment plan with a new and dynamic media campaign augmented by a comprehensive in-store promotional program, positioning us for a return to sustainable, long-term volume and market share growth. As a result of our third quarter operational performance, share repurchase, and our positive expectations for the end of 2023, we are again raising our Adjusted EPS guidance range to €1.57 to €1.60 from our previous range of €1.54 to €1.57. We maintain our guidance for Adjusted Free Cash Flow conversion in the range of 90% to 95%, and we are on course to generate approximately €250 million of Adjusted Free Cash Flow for the year.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are pleased to report another set of strong results this quarter with a continuation of our organic revenue growth trend. Our financial, commercial, and supply chain strategies are all delivering results consistent with our expectations which contributes to this success. We repurchased €65.8 million in shares this quarter and continue to believe our shares represent a significant value creation opportunity. Also, we have approved a new $500 million share repurchase authorization to replace our current program, which expires at the end of this year. Furthermore, to complement our capital allocation strategy, we also plan to institute a regular quarterly dividend in 2024, subject to board approval, with details to follow early next year. We believe the combination of a new share repurchase program and a dividend further underscores our commitment to maximizing shareholder returns.”

Third Quarter of 2023 results compared to the Third Quarter of 2022
•Revenue increased 0.5% to €764 million. Organic revenue growth of 1.6% was comprised of a 11.2% decline in volume/mix offset by a 12.8% increase in price.
•Gross profit decreased 2.0% to €217 million. Gross margin declined 70 basis points to 28.4%, due to an unfavorable comparison in the timing of pricing delivery in the prior year.
•Adjusted operating expenses increased 10.7% to €100 million due to increased A&P investment in the business.
•Adjusted EBITDA decreased 8.8% to €140 million due to the aforementioned factors. Adjusted Profit for the period decreased 18.7% to €73 million due to the impact of the refinancing we performed in November 2022, resulting in higher cash interest payments on a portion of our debt.
•Adjusted EPS decreased 17.3% to €0.43, reflecting the decrease in Adjusted Profit after tax due to higher interest charges. Reported EPS decreased 2.1% to €0.46.

For the Nine Months ended September 30, 2023 results compared to the Nine Months ended September 30, 2022
•Revenue increased 4.3% to €2,284 million. Organic revenue growth of 6.0% was comprised of a 10.6% decline in volume/mix offset by a 16.6% increase in price.

Exhibit 99.1
•Gross profit increased 4.6% to €651 million. Gross margin increased 10 basis points to 28.5%, linked to the successful recovery of higher input costs through pricing, and a benefit in the cost of goods sold from the tail end of our cover positions from 2022.
•Adjusted operating expenses increased 8.8% to €301 million.
•Adjusted EBITDA increased 1.7% to €418 million. Adjusted Profit for the period decreased 5.6% to €223 million due to the aforementioned factors.
•Adjusted EPS decreased 4.4% to €1.29, reflecting the decrease in Adjusted Profit after tax. Reported EPS decreased 20.5% to 0.97.
2023 Guidance
For the full year 2023, driven by our operational performance and share repurchase program, we are raising our Adjusted EPS guidance to €1.57 to €1.60 from €1.54 to €1.57. We maintain our full-year guidance of mid-single-digit organic revenue growth and Adjusted Cash Flow conversion in the range of 90% to 95%, unchanged from our last update in September.
New Share Repurchase Authorization
The Company’s Board of Directors has approved a new share repurchase authorization of up to $500 million. This new program replaces the previous authorization which was established in August 2021 and finishes at the end of 2023. The new program will expire in 2026.
Quarterly Dividend
In addition to our share repurchase program, and subject to approval by our board of directors, we intend to initiate in 2024 a quarterly dividend with details to follow.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, November 9, 2023 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). To participate on the live call listeners in North America may dial +1-877-451-6152 and international listeners may dial +1-201-389-0879. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13742135.

Nomad Foods Contacts
Investor Relations Contact
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2023 and for comparative purposes, the three and nine months ended September 30, 2022.

Adjusted financial information for the three and nine months ended September 30, 2023 and 2022 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should be read together with, and not as an alternative to, profit/(loss) for the period, determined in accordance with IFRS.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and nine months ended September 30, 2023 and 2022 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities less cash flows (i) related to exceptional items (as described above), (ii) non-operating M&A related costs and (iii) working capital movements on employer taxes associated with share based payment awards, plus (i) capital expenditure (on property, plant and equipment and intangible assets), (ii) net interest paid, (iii) proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and (iv) payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended September 30, 2023 and September 30, 2022

	Three months ended September 30, 2023	Three months ended September 30, 2022
	€m	€m
Revenue	763.5	759.6
Cost of sales	(546.8)	(538.5)
Gross profit	216.7	221.1
Other operating expenses	(104.8)	(93.4)
Exceptional items	(13.5)	(18.9)
Operating profit	98.4	108.8
Finance income	24.4	12.1
Finance costs	(26.4)	(16.5)
Net financing costs	(2.0)	(4.4)
Profit before tax	96.4	104.4
Taxation	(18.8)	(22.3)
Profit for the period	77.6	82.1

Basic & diluted earnings per share in €	0.46	0.47

Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2023 and September 30, 2022

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	€m	€m
Revenue	2,283.7	2,189.5
Cost of sales	(1,632.7)	(1,566.9)
Gross profit	651.0	622.6
Other operating expenses	(323.2)	(287.6)
Exceptional items	(54.1)	(25.2)
Operating profit	273.7	309.8
Finance income	21.5	12.5
Finance costs	(87.8)	(47.6)
Net financing costs	(66.3)	(35.1)
Profit before tax	207.4	274.7
Taxation	(39.4)	(62.0)
Profit for the period	168.0	212.7

Basic and diluted earnings per share in €	0.97	1.22

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2023 (unaudited) and December 31, 2022 (audited)

	As at September 30, 2023	As at December 31, 2022
	€m	€m
Non-current assets
Goodwill	2,103.3	2,101.6
Intangibles	2,461.7	2,457.6
Property, plant and equipment	552.2	542.9
Other non-current assets	8.0	8.1
Derivative financial instruments	3.6	0.2
Deferred tax assets	103.7	100.4
Total non-current assets	5,232.5	5,210.8
Current assets
Cash and cash equivalents	305.9	369.7
Inventories	480.0	457.1
Trade and other receivables	301.7	266.8
Indemnification assets	0.5	1.8
Derivative financial instruments	12.6	19.9
Total current assets	1,100.7	1,115.3
Total assets	6,333.2	6,326.1
Current liabilities
Trade and other payables	696.0	695.4
Current tax payable	173.4	183.0
Provisions	37.7	36.1
Loans and borrowings	20.7	22.6
Derivative financial instruments	4.4	3.7
Total current liabilities	932.2	940.8
Non-current liabilities
Loans and borrowings	2,140.6	2,142.3
Employee benefits	118.2	132.1
Other non-current liabilities	0.7	1.1
Provisions	0.3	1.3
Derivative financial instruments	38.5	56.6
Deferred tax liabilities	444.7	445.7
Total non-current liabilities	2,743.0	2,779.1
Total liabilities	3,675.2	3,719.9
Net assets	2,658.0	2,606.2
Equity attributable to equity holders
Share capital and capital reserve	1,453.3	1,596.7
Share-based compensation reserve	28.0	13.8
Translation reserve	99.3	89.3
Other reserves	12.8	19.8
Retained earnings	1,064.6	886.6
Total equity	2,658.0	2,606.2

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2023 and the nine months ended September 30, 2022

	For the nine months ended September 30, 2023	For the nine months ended September 30, 2022
	€m	€m
Cash flows from operating activities
Profit for the period	168.0	212.7
Adjustments for:
Exceptional items	54.1	25.2
Share based payment expense	19.8	5.9
Depreciation and amortization	68.8	65.8
Loss on disposal of property, plant and equipment	1.6	0.3
Net finance costs	66.3	35.1
Taxation	39.4	62.0
Operating cash flow before changes in working capital, provisions and exceptional items	418.0	407.0
Increase in inventories	(18.6)	(116.3)
Increase in trade and other receivables	(32.0)	(90.0)
Decrease in trade and other payables	(17.8)	(16.4)
(Decrease)/increase in employee benefits and other provisions	(1.8)	2.6
Cash generated from operations before tax and exceptional items	347.8	186.9
Cash flows relating to exceptional items	(46.0)	(46.2)
Tax paid	(52.9)	(43.8)
Net cash generated from operating activities	248.9	96.9
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	—	0.4
Purchase of property, plant and equipment and intangibles	(59.1)	(55.4)
Interest received	4.1	0.2
Redemption of investments	0.3	—
Cash used in investing activities	(54.7)	(54.8)
Cash flows from financing activities
Repurchase of ordinary shares	(118.4)	(26.8)
Issuance of new loan principal	6.0	—
Repayment of loan principal	(6.0)	(8.7)
Payments related to shares withheld for taxes	(6.7)	(2.8)
Payment of lease liabilities	(21.9)	(19.6)
Payment of financing fees	(1.7)	—
Interest paid	(94.7)	(49.4)
Payment of interest on tax relating to legacy tax audits	(9.2)	—
Other financing cash flows	—	0.3
Net cash used in financing activities	(252.6)	(107.0)
Net decrease in cash and cash equivalents	(58.4)	(64.9)
Cash and cash equivalents at beginning of period	366.8	254.2
Effect of exchange rate fluctuations	(2.5)	4.4
Cash and cash equivalents at end of period	305.9	193.7

The comparatives for the nine months ended September 30, 2022 have been re-presented following a change in the classification of interest received from financing activities to investing activities.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended September 30, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2023

€ in millions, except per share data	As reported for the three months ended September 30, 2023	Adjustments		As adjusted for the three months ended September 30, 2023
Revenue	763.5	—		763.5
Cost of sales	(546.8)	—		(546.8)
Gross profit	216.7	—		216.7
Other operating expenses	(104.8)	4.6	(a)	(100.2)
Exceptional items	(13.5)	13.5	(b)	—
Operating profit	98.4	18.1		116.5
Finance income	24.4	(23.0)		1.4
Finance costs	(26.4)	0.5		(25.9)
Net financing costs	(2.0)	(22.5)	(c)	(24.5)
Profit before tax	96.4	(4.4)		92.0
Taxation	(18.8)	—	(d)	(18.8)
Profit for the period	77.6	(4.4)		73.2

Weighted average shares outstanding in millions - basic	170.3			170.3
Basic earnings per share	0.46			0.43
Weighted average shares outstanding in millions - diluted	170.3			170.3
Diluted earnings per share	0.46			0.43

(a)Represents share based payment charge including employer payroll taxes of €4.4 million and non-operating M&A transaction costs of €0.2 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €17.1 million of net gains on repricing of debt, €5.9 million of foreign exchange translation gains, €0.1 million of interest cost on tax relating to legacy tax audits, as well as €0.4 million of foreign exchange losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended September 30, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2022

€ in millions, except per share data	As reported for the three months ended September 30, 2022	Adjustments		As adjusted for the three months ended September 30, 2022
Revenue	759.6	—		759.6
Cost of sales	(538.5)	—		(538.5)
Gross profit	221.1	—		221.1
Other operating expenses	(93.4)	2.9	(a)	(90.5)
Exceptional items	(18.9)	18.9	(b)	—
Operating profit	108.8	21.8		130.6
Finance income	12.1	(11.9)		0.2
Finance costs	(16.5)	—		(16.5)
Net financing costs	(4.4)	(11.9)	(c)	(16.3)
Profit before tax	104.4	9.9		114.3
Taxation	(22.3)	(2.0)	(d)	(24.3)
Profit for the period	82.1	7.9		90.0

Weighted average shares outstanding in millions - basic	174.1			174.1
Basic earnings per share	0.47			0.52
Weighted average shares outstanding in millions - diluted	174.1			174.1
Diluted earnings per share	0.47			0.52

(a)Represents share based payment charge including employer payroll taxes of €2.6 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €7.2 million of foreign exchange translation gains and €4.7 million of gains on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2023

€ in millions, except per share data	As reported for the nine months ended September 30, 2023	Adjustments		As adjusted for the nine months ended September 30, 2023
Revenue	2,283.7	—		2,283.7
Cost of sales	(1,632.7)	—		(1,632.7)
Gross profit	651.0	—		651.0
Other operating expenses	(323.2)	21.8	(a)	(301.4)
Exceptional items	(54.1)	54.1	(b)	—
Operating profit	273.7	75.9		349.6
Finance income	21.5	(17.4)		4.1
Finance costs	(87.8)	12.7		(75.1)
Net financing costs	(66.3)	(4.7)	(c)	(71.0)
Profit before tax	207.4	71.2		278.6
Taxation	(39.4)	(16.7)	(d)	(56.1)
Profit for the period	168.0	54.5		222.5

Weighted average shares outstanding in millions - basic	172.8			172.8
Basic earnings per share	0.97			1.29
Weighted average shares outstanding in millions - diluted	172.9			172.9
Diluted earnings per share	0.97			1.29

(a)Represents share based payment charge including employer payroll taxes of €21.0 million and non-operating M&A transaction costs of €0.8 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €17.1 million of net gains on repricing of debt, €3.8 million of interest cost on tax relating to legacy tax audits, €7.9 million of foreign exchange translation losses, €1.0 million of losses on derivatives and a €0.3 million gain from the reversal of an impairment loss on a short-term investment.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2022

€ in millions, except per share data	As reported for the nine months ended September 30, 2022	Adjustments		As adjusted for the nine months ended September 30, 2022
Revenue	2,189.5	—		2,189.5
Cost of sales	(1,566.9)	—		(1,566.9)
Gross profit	622.6	—		622.6
Other operating expenses	(287.6)	10.6	(a)	(277.0)
Exceptional items	(25.2)	25.2	(b)	—
Operating profit	309.8	35.8		345.6
Finance income	12.5	(12.3)		0.2
Finance costs	(47.6)	—		(47.6)
Net financing costs	(35.1)	(12.3)	(c)	(47.4)
Profit before tax	274.7	23.5		298.2
Taxation	(62.0)	(0.5)	(d)	(62.5)
Profit for the period	212.7	23.0		235.7

Weighted average shares outstanding in millions - basic	174.3			174.3
Basic earnings per share	1.22			1.35
Weighted average shares outstanding in millions - diluted	174.3			174.3
Diluted earnings per share	1.22			1.35

(a)Represents share based payment expense including employer payroll taxes of €7.4 million and non-operating M&A transaction costs of €3.2 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €10.8 million of foreign exchange translation gains and €1.5 million of gains on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to Adjusted EBITDA (unaudited)

	Three months ended		Nine months ended
€ in millions	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Profit for the period	77.6	82.1	168.0	212.7
Taxation	18.8	22.3	39.4	62.0
Net financing costs	2.0	4.4	66.3	35.1
Depreciation & amortization	23.2	22.6	68.8	65.8
Exceptional items (a)	13.5	18.9	54.1	25.2
Other add-backs (b)	4.6	2.9	21.8	10.6
Adjusted EBITDA	139.7	153.2	418.4	411.4

Revenue	763.5	759.6	2,283.7	2,189.5
Adjusted EBITDA margin (c)	18.3%	20.2%	18.3%	18.8%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to September 30, 2023 of €4.4 million (2022: €2.6 million) and for the nine months ended September 30, 2023 of €21.0 million (2022: €7.4 million) as well as the elimination of non-operating M&A transaction costs for the three month period to September 30, 2023 of €0.2 million (2022: €0.3 million) and for the nine months ended September 30, 2023 of €0.8 million (2022: €3.2 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - September 30, 2023 compared with September 30, 2022:

	Three Months Ended September 30, 2023	Nine Months Ended September 30, 2023
	YoY change	YoY change
Reported Revenue Growth	0.5%	4.3%

Of which:
Organic Revenue Growth/(Decline)	1.6%	6.0%
Translational FX (a)	(1.1)%	(1.7)%
Total	0.5%	4.3%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its investment and capital allocation strategies and their impact on its overall performance; (ii) its future operating and financial performance, including with respect to revenue growth, Adjusted Free Cash Flow, Adjusted Free Cash Flow conversion, Adjusted EPS and Adjusted EPS growth for 2023; (iii) its ability to successfully promote sustainable growth and maximize value for its shareholders; (iv) the continued popularity of frozen foods and the opportunities such popularity presents; (v) its volume and market share performance; (vi) the underlying assumptions necessary to realize its 2023 Guidance and (vii) future dividends and share repurchases.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) new regulations governing the import and export of goods between the UK and the European Union as a result of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. With respect to repurchases under the Company’s share repurchase programs, the amount of shares repurchased, if any, and the timing of such repurchases will depend on, among other things, the market price of the Company’s ordinary shares, prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, and general economic conditions; compliance with debt covenants; availability and cost of credit; and changes in interest rates. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.